As filed with the Securities and Exchange Commission on October 30, 2008

                                                                                                   Registration Statement No. 333 - 153307

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OCEANFREIGHT INC.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)
OceanFreight Inc. 80 Kifissias Avenue GR – 151 25 Amaroussion Athens, Greece 011-(30) 210 614 0283 (Address and telephone number of Registrant’s principal executive offices)	Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:
Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

Approximate date of commencement of proposed sale to the public:

  From time to time after this registration statement becomes effective as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, par value $0.01 per share (1)	2,085,150	$39,763,811(2)	$1,562.72(3)(4)
Preferred Share Purchase Rights (1)	2,085,150
Total		$39,763,811	$1,562.72

(1)
Each common share includes a preferred share purchase right, which is initially attached to and trades with the common shares registered hereby. No separate consideration will be received for these rights. The value attributable to the rights, if any, will be reflected in the market price of the common shares.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), based upon the average of the high and low sales prices on the NASDAQ Global Market on August 29, 2008 of the common shares of the Registrant.

(3)	Determined in accordance with Section 6(b) of the Securities Act to be $1,562.72, which is equal to 0.00003930 multiplied by the proposed maximum aggregate offering price of $39,763,811.

(4)	Previously paid.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated October 30, 2008

2,085,150 Common Shares

Through this prospectus, the selling shareholders named in this prospectus are offering up to
2,085,150 common shares, which include preferred share purchase rights

This prospectus relates to the proposed sale from time to time by certain holders listed below under the section entitled “Selling Shareholders” of up to 2,085,150 common shares of OceanFreight Inc that were acquired in private transactions. Each common share includes a preferred share purchase right, which is initially attached to and trades with the common shares.  The selling shareholders may sell any or all of those common shares on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.   Information on these selling shareholders and the times and manner in which they may offer and sell these common shares is described under the sections entitled “Selling Shareholders” and “Plan of Distribution” in this prospectus.  We are not selling any common shares under this prospectus and will not receive any of the proceeds from the sale of these common shares by the selling shareholders.

Our common shares are listed on the NASDAQ Global Market under the symbol “OCNF.”  On October 29, 2008, the last reported sale price of our common shares was $6.05 per share.

Investing in our securities involves significant risks.  See the section titled “Risk Factors” beginning on page 7 of this prospectus.  You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision.

_________________

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers.  The names of any underwriters, agents or dealers will be included in a prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is             , 2008

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	7
FORWARD LOOKING STATEMENTS	29
PER SHARE MARKET PRICE INFORMATION	30
USE OF PROCEEDS	31
CAPITALIZATION	32
ENFORCEMENT OF CIVIL LIABILITIES	33
TAX CONSIDERATIONS	34
DESCRIPTION OF CAPITAL STOCK	41
SELLING SHAREHOLDERS	48
PLAN OF DISTRIBUTION	50
EXPENSES	52
LEGAL MATTERS	52
EXPERTS	52
WHERE YOU CAN FIND ADDITIONAL INFORMATION	52

i

ABOUT THIS PROSPECTUS

In this prospectus, “we”, “us”, “our” and the “Company” all refer to OceanFreight Inc.

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or Commission.  You should read carefully both this prospectus and the additional information described below.

This prospectus is part of a registration statement that we filed with the Commission utilizing a shelf registration process.  Under this shelf registration process, the selling shareholders may sell, from time to time, our common shares.  This prospectus provides you with a general description of our common shares.  When the selling shareholders sell the common shares registered under the registration statement of which this prospectus is part, we may provide a prospectus supplement that will contain specific information about the terms of common shares offered, and about their offering.  A prospectus supplement may also add, supplement, update or change information in this prospectus.

In addition, this prospectus does not contain all the information provided in the registration statement that we filed with the Commission.  For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

ii

PROSPECTUS SUMMARY

This section summarizes some of the information that is contained later in this prospectus or in other documents incorporated by reference into this prospectus.  As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appears later in this prospectus or is contained in the documents that we incorporate by reference into this prospectus.

Unless the context otherwise requires, as used in this prospectus, the terms “Company,” “we,” “us,” and “our” refer to OceanFreight Inc. and all of its subsidiaries.  ”OceanFreight Inc.” refers only to OceanFreight Inc. and not its subsidiaries.

We use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons each of which is equivalent to 1,000 kilograms refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a Marshall Islands company with our principal executive offices located in Athens, Greece.  As of October 30, 2008, we own and operate, through our subsidiaries, a fleet of 13 vessels, consisting of eight Panamax drybulk carriers, one Capesize drybulk carrier, three Aframax tankers and one Suezmax tanker, with a total carrying capacity of 1,170,633 dwt. As of October 30, 2008, the vessels in our fleet have an average age of approximately 13.7 years and are all chartered under long term contracts expiring at various dates, the latest through 2012.  We refer you to the table on the next page for information regarding the current employment of our fleet.

We operate a diversified fleet in order to capitalize on opportunities for upside potential in both the drybulk and tanker markets.  As of October 30, 2008, our fleet is comprised of the following vessels:

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
Trenton	Panamax	1995	75,229
Pierre	Panamax	1996	70,316
Austin	Panamax	1995	75,229
Juneau	Capesize	1990	149,495
Lansing	Panamax	1996	73,040
Helena	Panamax	1999	73,744
Topeka	Panamax	2000	74,710
Richmond	Panamax	1995	75,265
Augusta	Panamax	1996	69,053

Tanker Vessels
Pink Sands	Aframax	1993	93,723
Olinda	Suezmax	1996	149,085
Tigani	Aframax	1991	95,951
Tamara	Aframax	1990	95,793

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of our vessels to two management companies, which we refer to as our Fleet Managers, who are engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Eight of our vessels are managed by Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company and five vessels are managed by Cardiff Marine Inc., or Cardiff, a related party technical and commercial management company. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. As a result, we believe our Fleet Managers have each established a reputation as an efficient and dependable vessel operator. We further believe that the scale and scope of our Fleet Managers enable them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as their ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers’ established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

We are responsible for all commercial management decisions for our fleet. We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. Our current fleet is presently operating under long term time charter agreements as follows:

Vessel Name	Charterer	Estimated Expiration of Charter	Gross Daily Rate
Trenton	Deiulemar Shipping S.p.A.	April 2010 to June 2010	26,000
Pierre	Magellano Marine C.V.	June 2010 to October 2010	23,000
Austin	Deiulemar Shipping S.p.A.	April 2010 to June 2010	26,000
Juneau	SK Shipping Europe LTD	September 2009 to October 2009	48,700
Lansing	Transbulk 1904 AB	May 2009 to September 2009	24,000
Helena	Classic Maritime Inc.	April 2012 to December 2012	32,000
Topeka	D’Amato di Navigazione S.p.A.	October 2010 to May 2011	23,100
Richmond	Transbulk 1904 AB	December 2009 to April 2010	29,100
Augusta	D’Amato di Navigazione S.p.A.	November 2008 to January 2009	61,500
	South China Lines Ltd.	November 2011 to February 2012	42,100

Pink Sands	Standard Tankers Bahamas Limited	December 2010 to January 2011	27,450
Olinda	Blue Fin Tankers Pool (1)
Tigani	Heidmar Trading LLC	October 2009	29,800
Tamara	Tri-Ocean Heidmar Tankers LLC	December 2010 – January 2011	27,000

(1) On October 11, 2008, the charter of the M/T Olinda was mutually terminated by agreement between the Company and Industrial Carriers Inc. as a result of the charterer's insolvency. In this connection, the Company received nonrefundable cash compensation of approximately $1.2 million and ownership of all bunkers on board the M/T Olinda. The M/T Olinda will be entered into the Blue Fin Tankers Pool, which is managed by Heidmar Inc., which is owned 49% by a company associated with Mr. George Economou, for a minimum period of 12 months. The vessel’s earnings will be derived from the pool’s total net earnings.

We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

OceanFreight’s strategy and business model.

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to pay attractive dividends to our shareholders and enhance shareholder value by increasing long term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion. We intend to grow our fleet using our management’s knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provide better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition. Our fleet currently consists of nine drybulk carriers and four tankers. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. With the exception of the M/T Olinda, which will be employed in a tankers pool, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining term of approximately 22 months as of October 30, 2008. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We will seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our nine drybulk carriers are chartered to six different charterers operating in the drybulk carrier sector and our tankers are also employed on fixed-rate charters. We believe that chartering our vessels to a number of well established and reputable charterers, such as Standard Tankers Bahamas Limited, D’Amato Societa di Navigazione S.p.A., Transbulk 1904 AB, Magellanno Marine C.V., Deiulemar Shipping S.p.A., SK Shipping Europe Ltd., Classic Maritime Inc, South China Lines Ltd. and Express Sea Transport Corporation, reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio. The Company’s Management closely monitors developments in the market and takes necessary measures to protect the Company from exposure to counterparties facing going concern problems.  Please see “Risk Factors - We are subject to certain risks with respect to our counterparties under our time charter agreements and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business” for a discussion of the risks associated with our charter agreement counterparties.

Quality Fleet Managers. Our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Managers’ experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers’ rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Corporate Structure

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, GR – 151 25 Amaroussion, Athens, Greece. Our telephone number at that address is +30 210 614 0283. Our website is www.oceanfreightinc.com.  The information on our website shall not be deemed a part of this prospectus.  On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, leaving Basset with ownership of 2,000,000 subordinated shares.  These shares converted on August 15, 2008, leaving Basset with 2,000,000 common shares representing approximately 12.2% of our outstanding capital stock as of October 16, 2008.

On April 30, 2007 we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million.  The Company’s common shares are listed on the NASDAQ Global Market under the symbol “OCNF”.

Recent Developments

In its Form 20-F filing for the fiscal year ended December 31, 2007, the Company disclosed that its former President and Chief Executive Officer, Robert N. Cowen, had asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company.  Mr. Cowen sought an unspecified amount of payments, benefits, stock and damages, including but not limited to the vesting of 42,105 restricted subordinated shares of the Company and other payments under his employment agreement.  We refer you to the Company’s Form 20-F, Item 18.  On April 7, 2008, the Company and Mr. Cowen entered a settlement agreement resolving all claims.  We therefore consider the matter concluded.  In connection with that agreement, the Company issued to Mr. Cowen 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares.  The related expense is a non-cash charge of approximately $1.1 million.  The Company also granted to Mr. Cowen certain registration rights for 52,105 common shares owned by him.

On March 15, 2008, the Company entered into an agreement with Cardiff whereby the Company agreed to provide a corporate guarantee to the owners of two newbuilding Aframax crude oil tankers to be delivered in 2009 that will be employed on bareboat charter to clients of Cardiff for a period of five years at an average rate of $20,500 per day.  The Company will receive a counter-guarantee from Cardiff guaranteeing to the Company the performance by the charterers of the charterers’ obligations under the bareboat charter agreements.  In consideration of such performance guarantee, the Company will receive from Cardiff an aggregate of $200,000 following the commencement of the bareboat charter agreements. In October 2008, the agreements and the related counter-guarantees that the Company had entered into with Cardiff, as discussed above, were cancelled.

In April 2008, we entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, as of April 30, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. common stock, par value U.S.$0.01 per share. See “Description of Capital Stock – Stockholder Rights Agreement.”

On May 15, 2008, we entered into a Services Agreement with Cardiff for a term of five years covering services and fees related to the sale and purchase of vessels, chartering arrangements for vessels, manager supervision for the eight ships managed by Wallem Ship Management Ltd., financing and credit arrangement services and information technology services.  This Services Agreement replaced our interim agreement with Cardiff dated April 11, 2007 and our agreement with Cardiff dated September 7, 2007. We also amended our existing management agreements with Cardiff to extend the terms thereof and to provide for increased management fees in connection with the management of the vessels M/V Juneau, M/T Pink Sands and M/T Olinda. These agreements were amended on October 21, 2008, with retroactive effect as of October 1, 2008.

On May 22, 2008, we paid a dividend in the amount of $0.77 per share in respect of the first quarter of 2008.

On August 7, 2008, we entered into an agreement to acquire the M/T Tamara from interests associated with Mr. George Economou for a purchase price of $39.0 million.

On August 8, 2008, the Company entered into an agreement to time charter the M/T Tamara for a period of approximately two years to Tri-Ocean Heidmar Tankers LLC, which is 49% owned by a company associated with Mr. George Economou, at a gross daily rate of $ 27,000 per day.  The time charter commenced upon the vessel's delivery to the Company on October 16, 2008.

On August 14, 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008.  As a result of this dividend payment, we satisfied the test under our Amended and Restated Articles of Incorporation for early conversion of all of our subordinated shares into common shares on a one-for-one basis, and this conversion occurred on August 15, 2008.

On October 14, 2008, we took delivery of the M/T Tigani, which immediately commenced its new time charter with Heidmar Trading LLC for a period of approximately one year at a gross daily rate of $29,800.

On October 11, 2008, the charter of the M/T Olinda was mutually terminated by agreement between the Company and Industrial Carriers Inc. as a result of the charterer's insolvency, effective upon completion of its then current voyage. In this connection, the Company received  nonrefundable cash compensation of approximately $1.2 million and ownership of all bunkers on board the M/T Olinda. The M/T Olinda will be employed in the Blue Fin Tankers Pool for a minimum period of 12 months. Blue Fin is managed by Heidmar Inc., which is owned 49% by a company associated with Mr. George Economou, and consists of Suezmax vessels. The M/T Olinda’s earnings will be derived from the pool’s total net earnings, which we believe will improve financial performance through higher utilization and operating efficiencies. As part of the termination of the charter for M/T Olinda, the Company and the charterer agreed to a mutual release of claims.

On October 20, 2008, the Company’s Board of Directors declared a dividend of $0.77 per share, payable on or about November 6, 2008, to shareholders of record as of October 31, 2008.

Recent Developments in the International Drybulk Shipping Industry

Our fleet consists of nine drybulk carriers and four tanker vessels.  We currently employ all of our drybulk carriers under time charter agreements with an average remaining duration of approximately two years.  Since mid-August 2008, the charter rates in the drybulk charter market have declined very significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.  Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports.  There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree.  Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

In August 2008, Capesize rates averaged $100,000/day, while rates fell to approximately $20,000 per day in October 2008.  We believe that the root cause of the fall has been a sharp slowdown in Chinese steel demand and prices leading to reduced demand for iron ore. Iron ore price negotiations between Companhia Vale do Rio Doce and Chinese steel mills in the third and fourth quarter of 2008 resulted in 15 Chinese mills turning to domestic mining companies for iron ore.

Chinese iron ore demand is a significant driver for the drybulk charter rates. Out of a total iron ore market in China of around 800 million tons this year, around 350 million tons is sourced from domestic Chinese mines and around 450 million tons are imported.  Demand for iron ore is in turn affected by steel prices and global steel production which also affects another steelmaking feedstock, coking coal, which is in short supply arising from mining capacity and infrastructure constraints.  In August 2008, China’s steelmakers produced a total of 42.6 million tons, which is a decrease of about 4 million tons, or over 8.5%, compared with the record output in June 2008. Meeting 40% of the world's steel demand, Chinese steelmakers are currently exporting about one-fifth of their total output and servicing domestic requirements with the remaining production.

Over 90% of global trade is carried by sea, and as such the international shipping industry is drive in large part by economic cycles.  At the start of October, the drybulk carrier fleet comprised 6,958 vessels totaling 413.9 million dwt.  The fleet is larger by 2.7 million dwt than it was at the end of August, which equates to an increase of 0.7% month-on-month.  By the end of 2008, the fleet is now forecast to reach 424.8 million dwt, which reflects an increase of 8.1%, or 32.0 million dwt from the end of 2007.  Deliveries in September reached 1.2 million dwt, bringing deliveries for 2008 thus far to 16.0 million dwt.

During the last seven years, deliveries were made by well-established yards with negligible slippage or cancellation in newbuilding contracts, while in the next couple of years it is estimated that as much as 30% of the orderbook will come from new shipyards where delays or defaults may occur as a result of the crisis in the world financial markets.

Although the growth rate for Chinese iron ore imports has decreased, we believe that it remains high compared to historical levels and that the outlook for future demand will depend on the actions of the Chinese authorities aimed at keeping economic growth intact such as increasing public investment in infrastructure. We believe that the Central-East and Central-South regions may be targeted areas for more construction because those regions account for over half the 1.3 billion Chinese population and nearly two-thirds of economic activity in China. Moreover, we believe that increased public investment may be injected into the Northwest and Southwest regions in an effort to attain a more balanced regional development, which is an important factor for steel demand, as China’s construction sector consumes more than half of all steel produced nationally.

Recent Developments in the International Tanker Industry

Our fleet includes four tanker vessels, of which three are employed in time charter agreements and one is employed in a pooling arrangement.

According to the International Energy Agency (IEA), world oil supply at the end of 2007 averaged 86.5 million barrels per day (bpd) which was 0.8 million bpd greater than the IEA’s average demand figure for 2007.  The increase in supply, particularly from OPEC nations, helped tanker rates in the fourth quarter of 2007 as long haul stems became available.  Non-OPEC production at the end of 2007 was estimated at 50.2 million barrels per day, with an increase to 51.25 million barrels per day expected in 2008.  OPEC crude oil supply in November 2007 averaged 31.1 million bpd.

In its September 2007 meeting OPEC decided to increase production by 500,000 barrels per day.

Crude tanker demand for 2007 was 257.3 million dwt, an increase of 3.3% versus 2006.

Global oil demand for 2008 is expected by oil market analysts to project decent growth in 2008, despite the uncertainties surrounding the U.S. economy.  According to the International Energy Agency it is expected that oil demand will grow to the tune of 1.6 million barrels per day.  Half of the projected demand growth will come from the Asian economies, especially China.  According to Clarksons Research Services, in 2007 China imported 2.8 million barrels, the majority of which is sourced from the Arabian Gulf, West Africa and Latin America.

The tanker market experienced a rally in the fourth quarter of 2007 when Saudi Aramco offered deep price discounts on crude oil to U.S. buyers in order to stimulate U.S. imports of crude oil, resulting in significant buying by U.S. refiners.  This coincided with an increase in Chinese imports as China experienced a fuel shortage and the oil spill of a Chinese owned single hull VLCC off the coast of South Korea.  Double hull tanker owners took immediate advantage and pushed up rates on the day of the accident, eventually culminating in the strongest winter rally in tanker rates since the fourth quarter of 2004.

The current tanker fleet in excess of 10,000 dwt stands at 384.9 million tonnes, out of which 84 million dwt is single hull.  In 2007 the tanker fleet in excess of 10,000 dwt increased from 363 million dwt in 2006 to 385 million in 2007.  The newbuilding orderbook for 2008 stands at 37.9 million dwt.

The Securities Offered by the Selling Shareholders

The selling shareholders listed herein are using this prospectus to offer up to 2,085,150 common shares, par value $0.01 per share.

The Offering

The summary below describes the principal terms of the securities being offered hereunder.  Certain of the terms and conditions described below are subject to important limitations and exceptions.

Common Shares Offered by Selling Shareholders	Up to 2,085,150 common shares.

Common Shares to be Outstanding Immediately after this Offering	16,717,493 common shares.

Use of Proceeds	We are not selling any common shares under this prospectus and will not receive any of the proceeds from the sale of these common shares by the selling shareholders.

U.S. Federal Income Tax Considerations
See “Tax Considerations — U.S. Federal Income Tax Considerations” for a general summary of the U.S. federal income taxation of the ownership and disposition of our common shares.  Holders are urged to consult their respective tax advisers with respect to the application of the U.S. federal income tax laws to their own particular situation as well as any tax consequences of the ownership and disposition of our common shares arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty.

Trading Symbol for Our Common Shares	Our common shares are traded on the NASDAQ Global Market under the symbol “OCNF.”
Risk Factors
Investing in the common shares involves substantial risks.  In evaluating an investment in the common shares, prospective investors should carefully consider, along with the other information set forth in this prospectus, the specific factors set forth under “Risk Factors” beginning on page 7 for risks involved with an investment in the common shares.

RISK FACTORS

We have identified a number of risk factors which you should consider before buying our common shares. The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition. You should carefully consider the risk factors set forth below as well as the other information included in this prospectus in evaluating us or our business before deciding to purchase any common shares. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations.  The occurrence of any of the events described in this section or any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment in the common shares.

Industry Specific Risk Factors

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity which, in turn is affected by changes in supply and demand for types of cargo internationally carried at sea. For example, demand for drybulk carrier capacity is affected by demand for drybulk cargoes carried internationally at sea such as coal, iron ore and grains and minerals.  Demand for tanker capacity is affected by demand for oil and petroleum products and demand for container vessels is affected by demand for semi-finished and finished consumer and industrial products. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Additional factors that influence demand for vessel capacity include:

●	changes in the production of types of cargo such as energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the location of regional and global production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing;

●	actions taken by the Organization of the Petroleum Exporting Countries (OPEC) and major oil producers and refiners;

●	global and regional economic and political conditions;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

Factors that influence the supply of vessel capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older vessels;

●	the price of steel;

●	changes in environmental and other regulations that may limit the useful lives of vessels;

●	the number of vessels that are out of service; and

●	port or canal congestion.

We anticipate that the future demand for our vessels and charter rates will be dependent upon continued economic growth in China, India and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. We believe the capacity of the world fleet is likely to increase and there can be no assurance that economic growth will continue at a rate sufficient to utilize this new capacity. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

Charter rates in the seaborne transportation industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The industry’s current charter rates have decreased from their historic highs.  Charter rates for drybulk carriers, tankers and containers reached historically high levels at different times during the period between late 2004 and mid 2008 but declined in certain sectors from these levels. Charter rates for drybulk carriers have decreased sharply from historically high levels reached in the second quarter of 2008.  Charter rates for container vessels and tankers are below their historically high levels reached during the period between late 2004 and mid 2005. If the seaborne transportation industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations including payment of debt service to our lenders or to pay dividends to our shareholders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources, commodities, semi-finished and finished consumer and industrial products.

An over-supply of drybulk carrier and tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing to respond to increased demand for transportation of drybulk cargoes, and the number of drybulk carriers on order is near historic highs, although such orders may decline in response to the recent sharp drop in drybulk charter rates. The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single hull tankers due to legislation and environmental concerns. We believe shipyards are expected to operate more or less at full capacity with their present orderbooks for both drybulk carriers and tankers. An over-supply of drybulk carrier or tanker capacity may result in a reduction of charter hire rates. If a reduction occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

The market value of our vessels has declined from historically high levels and may fluctuate significantly, and as a result, we may incur losses if we sell vessels following a decline in their market value.

Values for all sizes of drybulk carriers and tankers have declined from historically high levels and spot rates for drybulk vessels are currently depressed. If the seaborne transportation industry, which historically has been highly cyclical, further declines from historically high levels in the future, the fair market value of our vessels will decline.

The fair market value of our vessels may increase and decrease depending on a number of factors including:

●	prevailing level of charter rates;

●	general economic and market conditions affecting the shipping industry;

●	types and sizes of vessels;

●	supply and demand for vessels;

●	other modes of transportation;

●	cost of newbuildings;

●	governmental or other regulations; and

●	technological advances.

In addition, as vessels grow older, they generally decline in value.

If the fair market value of our vessels declines, we may incur losses when we sell one or more of our vessels, which would adversely affect our business and financial condition, we may not be in compliance with certain provisions of our term loan and we may not be able to refinance our debt or obtain additional financing. If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

The seaborne transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition among vessel owners for the seaborne transportation of energy resources, commodities, semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our fleet and, thus, may be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand.  Through the end of the third quarter of 2008, China’s gross domestic product was approximately 2.3% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future.  Moreover, the current economic slowdown in the economies of the United States, the European Union and Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common stock to decline.

There are signs that the United States and other parts of the world are exhibiting deteriorating economic trends and may be entering into a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.  As of October 30, 2008, we have total outstanding indebtedness of $333.0 million under our existing credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to further decline significantly.

Charter rates are subject to seasonal fluctuations, which may adversely affect our financial condition and ability to pay dividends.

Our current fleet consists of nine drybulk carriers and four tanker vessels.  With the exception of the M/T Olinda which will be employed through a pooling arrangement, we employ all of our vessels on medium- to long-term time charters.  We have in the past and may in the future employ vessels in the spot market. Demand for vessel capacity has historically exhibited seasonal variations and, as a result, related variations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, to the extent our drybulk carriers operate in the spot market, our revenues from our drybulk carriers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ending December 31 and March 31. The tanker sector is also typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from tankers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ending December 31 and March 31. If we acquire container vessels in the future we will be subject to seasonal trends in the container vessel sector as follows: seasonal trends in the container sector are driven by the import patterns of manufactured goods and refrigerated cargoes by major importers, such as the United States, Europe, Japan and others. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period, container shipping rates are higher, and as a result, the charter rates for containerships are higher. Seasonality in the sectors in which we operate could materially affect our operating results and cash available for dividends in the future.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  As of the date of this prospectus, each of our vessels is ISM code-certified.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us.  Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, we may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by our shipowning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, U.S. authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether companies responsible for the global traffic of containers at sea, referred to as container line operators, may seek to pass on certain of the costs associated with any new security procedures to vessel owners. We may acquire container vessels in the future and any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Company Specific Risk Factors

We cannot assure you that we will pay dividends.

There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus or at all. Our policy is to declare quarterly dividends to shareholders each February, May, August and November. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of the prospectus. Our credit agreements may also prohibit our declaration and payment of dividends under some circumstances. Under our senior secured credit facility we are prohibited from paying dividends if certain events of default have occurred or will occur. We may also enter into new financing or other agreements that will restrict our ability to pay dividends.

In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors. The timing and amount of dividends depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. However, where there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are ultimately all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends. We and our subsidiaries are permitted to pay dividends under our senior secured credit facility only for so long as we are in compliance with all applicable financial covenants, terms and conditions. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws discussed above.

Obligations associated with being a public company require significant company resources and management attention.

We completed our initial public offering in April 2007 and are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will continue to need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures as well as financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

We intend to expand our operations into other sectors and own and operate a diversified fleet of vessels which will expose us to a greater number of risks.

Our fleet is comprised of nine secondhand drybulk carriers that mainly transport iron ore, coal, grains and minerals, fertilizers and four secondhand tanker vessels that transport crude oil.  We intend to grow our fleet and expand our operations into other sectors. Operating a diversified fleet of vessels as opposed to a fleet concentrated in one sector of the seaborne transportation industry requires expertise in multiple sectors and the ability to avoid a greater variety of vessel management risks in order to maintain effective operations. We have selected fleet managers for vessels operating in a certain sector based on the expertise of the particular fleet manager in managing vessels in that sector. Wallem Ship Management Ltd., or Wallem, provides technical vessel management services to us for our eight Panamax drybulk carriers.  Cardiff Marine Inc., or Cardiff, provides commercial management services and management supervision for these eight Panamax drybulk carriers.  Cardiff also provides vessel management services to us for our Capesize drybulk carrier and our four tanker vessels.  We refer to Cardiff and Wallem collectively as our Fleet Managers.  We cannot assure you that we or our Fleet Managers will have the requisite expertise to address the greater variety of vessel management risks to which we expect to be exposed as we expand into other sectors.

We are entirely dependent on our Fleet Managers to perform the day-to-day management of our fleet.

Our executive management team consists of our Chief Executive Officer/Interim Chief Financial Officer, our Chief Operating Officer and our Chief Accounting Officer and Treasurer. We have entered into an interim management agreement with Cardiff for certain services for an initial period while our senior executive officers establish our internal systems and procedures. As we subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Managers, we are dependent on our Fleet Managers and the loss of any of our Fleet Managers’ services or failure to perform obligations to us could materially and adversely affect the results of our operations. Although we may have rights against a Fleet Manager if it defaults on its obligations to us, you will have no recourse directly against a Fleet Manager. Further, we expect that we will need to seek approval from our lenders to change a Fleet Manager. If a Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

●	continue to operate our vessels and service our customers;

●	renew existing charters upon their expiration;

●	obtain new charters;

●	obtain financing on commercially acceptable terms;

●	obtain insurance on commercially acceptable terms;

●	maintain satisfactory relationships with our customers and suppliers; and

●	successfully execute our growth strategy.

Our Fleet Managers are privately held companies and there may be limited or no publicly available information about them.

Our Fleet Managers, Cardiff Marine Inc. and Wallem Shipmanagement Ltd. are privately held companies. The ability of our Fleet Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair one or more of our Fleet Managers’ financial strength, and there may be limited publicly available information about their financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Managers, even though these problems could have a material adverse effect on us.

Two of our directors have relationships with Cardiff which may create conflicts of interest.

For a period of 12 months following our initial public offering, we relied on Cardiff for interim management services related to taking delivery of our fleet and the commencement of our operations. We have entered into a new services agreement with Cardiff whereby Cardiff provides commercial management services and management supervision for our eight vessels that are technically managed by Wallem Ship Management Ltd.  Cardiff is owned by a company controlled by Mrs. Chryssoula Kandylidis, who is the wife of one of our directors, Konstandinos Kandylidis, and is the mother of our Chief Executive Officer/Interim Chief Financial Officer, Antonis Kandylidis, and by the Entrepreneurial Spirit Foundation, or the Foundation, which is controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is the sister of Mr. Economou. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with services performed for us by Cardiff under the interim management agreement versus services performed by other companies affiliated with Cardiff and Mr. Economou. In particular, Cardiff may give preferential treatment to vessels that are beneficially owned by other parties because Mr. Economou and members of his family may receive greater economic benefits.

Our Fleet Managers may have conflicts of interest between us and other clients of our Fleet Managers.

We have subcontracted the day-to-day technical management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Managers. Our contracts with our Fleet Managers have an initial term of one year which will automatically extend for successive one year terms, unless, in each case, at least two months’ advance notice of termination is given by either party. Our Fleet Managers will be providing similar services for vessels owned by other shipping companies including companies with which they are affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Managers’ performance of their obligations to us, on the one hand, and our Fleet Managers’ performance of their obligations to their other clients on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Managers. In particular, our Fleet Managers may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Managers. These conflicts of interest may have an adverse effect on our results of operations.

Companies affiliated with Cardiff own and will acquire vessels that compete with our fleet.

We entered into a Services Agreement with Cardiff covering services and fees related to the sale and purchase transactions of vessels, chartering arrangements for vessels, manager supervision for the eight ships managed by Wallem, financing and credit arrangement services and information technology services for a period of five years, beginning on May 15, 2008.  In addition, Cardiff, a company beneficially owned by the uncle of our Chief Executive Officer and wife of one of our directors, Mr. Konstandinos Kandylidis, currently manages 39 drybulk carriers for DryShips Inc. and also manages 18 tankers and 15 drybulk carriers and supervises the construction of 16 crude oil tankers and 22 drybulk carriers with scheduled delivery dates between 2008 and 2012 on behalf of companies controlled by members of the Economou family. Moreover, Mr. Economou, members of his family and companies affiliated with Cardiff own and will acquire additional vessels in the future. These vessels could be in competition with our fleet. Cardiff may be faced with conflicts of interest with respect to its interests and its obligations to us.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.

With the exception of the M/T Olinda, which will be employed in a spot market pooling arrangement for a period of two years, our vessels are employed under medium- to long-term time charters, with expiration dates ranging from November 2008 to December 2012 representing a fleet average remaining term of approximately 22 months as of October 30, 2008. Although medium- and long-term time charters provide relatively steady streams of revenue, vessels committed to medium- and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages may be more profitable.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed rate period charters. One of our vessels, the M/T Olinda, will be employed in a spot market pool. Current charter rates have sharply declined from historically high levels and the charter market remains volatile. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates have fallen, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to pay dividends or repay our debt.

We may be unable to effectively manage our growth.

We intend to continue to grow our fleet. Our growth will depend on:

●	locating and acquiring suitable vessels;

●	identifying and consummating acquisitions or joint ventures;

●	obtaining required financing;

●	integrating any acquired business successfully with our existing operations;

●	enlarging our customer base;

●	hiring additional shore-based employees and seafarers; and

●	managing our expansion.

We intend to finance our growth with the net proceeds of future debt and equity offerings. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Fleet Managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

If our Fleet Managers are unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.

We rely on our Fleet Managers to recruit suitable senior officers and crews for our fleet. In addition, as we expand our fleet, we will have to rely on our Fleet Managers to recruit suitable additional seafarers. We cannot assure you that our Fleet Managers will be able to continue to hire suitable employees as we expand our fleet. If our Fleet Managers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. The seafarers who are employed on the ships in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. If our Fleet Managers are unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends may be materially adversely affected.

The operation of drybulk carriers and tankers each involve certain unique operational risks.

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier’s bulkheads leading to the loss of the drybulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may be unable to attract and retain key senior management personnel and other employees in the seaborne transportation industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends upon our ability to hire and retain key members of our senior management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers.

Our executive officers could receive substantial sums based on payments on our dividend participation rights if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our common and subordinated shareholders. Our Equity Incentive Plan provides for the award of dividend participation rights.  If our board of directors determines to award such dividend participation rights, our executive officers would have the right to receive payments on our dividend participation rights in respect of incremental dividends.  These payments will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders or to repay our debt.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Defects or problems discovered after purchase may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Our current fleet has an average age of 13.7 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability for vessels trading in the spot market. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of customers. Our fleet is employed under fixed rate period charters or pooling arrangements to nine customers or their affiliates. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

●	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

●
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

●	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

We are subject to certain risks with respect to our counterparties under our time charter agreements and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

Twelve of our vessels are currently employed under time charters with nine customers.  The ability of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping and tanker industries and the overall financial condition of the counterparty.  In addition, in depressed market conditions, our customers may fail to pay charterhire.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The market value of our vessels has declined from historically high levels and a further decline could lead to a default under our senior secured credit facility and the loss of our vessels through foreclosure.

Vessel values for all sizes of drybulk carriers and tankers have declined from historically high levels.  If the market value of our fleet further declines, we may not be in compliance with certain provisions of our senior secured credit facility, which is secured by the vessels in our fleet and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

For example, if the market value of the vessels financed under our senior secured credit facility declines below approximately 140% of the aggregate amount outstanding under our senior secured credit facility, we will not be in compliance with certain debt covenants, and we may not be able to refinance our debt or obtain additional financing. We believe that the market value of our fleet is currently above the minimum market value required by our senior secured credit facility. However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these provisions. Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy this requirement or that our lenders will waive any failure to do so.

We cannot assure you that we will be able to borrow amounts under our senior secured credit facility and restrictive covenants in our senior secured credit facility may impose financial and other restrictions on us.

Our ability to borrow amounts under our senior secured credit facility will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to drawdown the full amount under our senior secured credit facility without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

Our senior secured credit facility also imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

●	incur additional indebtedness, including through the issuance of guarantees;

●	create or permit liens on our assets;

●	sell our vessels or the capital stock of our subsidiaries;

●	make investments;

●	change the flag or classification society of our vessels;

●	pay dividends (as described under “We cannot assure you that we will pay dividends”);

●	make capital expenditures;

●	compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

●	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

These restrictions could limit our ability to finance our operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our senior secured credit facility will require us to maintain specified financial ratios and satisfy financial covenants. We expect to be able to comply with all of these specified financial ratios and financial covenants.  However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the industry specific risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facility would prevent us from borrowing additional money under this facility and could result in a default under the senior secured credit facility. If a default occurs under our term loan, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may prevent us from taking actions that are in our best interest.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

We cannot assure you that we will be able to refinance any indebtedness incurred under our senior secured credit facility.

We have partially financed the acquisition of our vessels with secured indebtedness drawn under our senior secured credit facility. We cannot assure you that we will be able to refinance amounts drawn under our senior secured credit facility at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

United States  tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income.”  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations – United States Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.  See “Tax Considerations—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income.  There is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our common shares were to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% United States federal income tax on the shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States.  The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Because we generate all of our revenues in dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in dollars but we incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.

Risks Related to our Common Stock

Future sales of our common stock or the issuance of other equity may adversely affect the market price of our common stock.

Sales of our common stock could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.  We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.  The price of our common stock could be affected by hedging or arbitrage trading activity that we may develop involving our common stock.

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.

The price of our common stock may be volatile and may fluctuate due to factors such as:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	mergers and strategic alliances in the shipping industry;

●	market conditions in segments of the shipping industry in which we operate;

●	changes in government regulation;

●	shortfalls in our operating results from levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities market.

The drybulk and tanker industries have been highly unpredictable and volatile. The market for our common stock may be equally volatile.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

●	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

●	providing for a classified board of directors with staggered, three year terms;

●	prohibiting cumulative voting in the election of directors;

●
authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common stock, voting as a single class, entitled to vote for the directors;

●	limiting the persons who may call special meetings of shareholders;

●	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

●	limiting our ability to enter into business combination transactions with certain shareholders.

    In addition, we have adopted a stockholders rights agreement pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

    These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the NASDAQ Global Market.  We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on the NASDAQ Global Market under the symbol “OCNF” since April 30, 2007.

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

2007	High	Low

April 30, 2007 to June 30, 2007	20.70	19.14
3rd Quarter ended September 30, 2007	24.40	18.80
4th Quarter ended December 31, 2007	30.45	16.88
2007 Annual	30.45	16.88

2008	High	Low

1st Quarter ended March 31, 2008	24.65	15.30
2nd Quarter ended June 30, 2008	26.70	21.48
3rd Quarter ended September 30, 2008	22.76	12.29

Most Recent Six Months	High	Low

April 2008	23.07	21.48
May 2008	26.52	22.72
June 2008	26.70	22.73
July 2008	22.76	19.41
August 2008	20.15	17.05
September 2008	18.63	12.29
October 1 to 29, 2008	13.60	6.97

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of any of the common shares covered by this prospectus.

CAPITALIZATION

    A prospectus supplement or report on Form 6-K incorporated by reference into the Registration Statement of which this prospectus is a part will include information on the Company’s consolidated capitalization.

ENFORCEMENT OF CIVIL LIABILITIES

OceanFreight Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Athens, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. References in the following discussion to “we” and “us” are to OceanFreight Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S. source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S. source shipping income if:

●	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either

●
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

●
a class of our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly Traded Test.”

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. It is difficult for us to satisfy the 50% Ownership Test due to the widely-held ownership of our stock.  Our ability to satisfy the Publicly Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country.  Our common shares, which are our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Global Market.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common shares, our sole class of outstanding stock, will be listed on the NASDAQ Global Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or  1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as is the case with our common shares, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, our common shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, which we refer to as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our common shares, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” to identify persons who have a 5% or more beneficial interest in our common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

If our 5% Stockholders came to own 50% or more of our common shares, we would be subject to the 5% Override Rule unless we could establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our common shares for more than half the number of days during the taxable year.  In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation In Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership (or an entity treated as a partnership for United States federal income tax purposes) holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Market, on which our common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Legislation has been recently introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a common share  paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;

●	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

●
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the Internal Revenue Service that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells its common shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells its common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed a taxpayer’s income tax liability by filing a refund claim with the Internal Revenue Service.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws.  We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to our registration statement filed in connection with our initial public offering and incorporated by reference herein.

Purpose

Our purpose, as stated in our Amended and Restated Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our Amended and Restated Articles of Incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 95,000,000 shares of Class A common stock (referred to in our Amended and Restated Articles of Incorporation as the Common Shares), par value $0.01 per share, of which 16,717,493 shares are issued and outstanding; 10,000,000 shares of Class B common stock (referred to in our Amended and Restated Articles of Incorporation as the Subordinated Shares), par value $0.01 per share, of which no shares are issued and outstanding, and 5,000,000 preferred shares (referred to in our Amended and Restated Articles of Incorporation as the Preferred Shares), par value $0.01 per share, of which no shares are issued and outstanding.

Common Shares

Following the conversion of all of our subordinated shares on August 15, 2008, we now have only common shares issued and outstanding.  As of October 29, 2008, we have 16,717,493 common shares issued and outstanding.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends.  Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities.  All outstanding common shares are fully paid and nonassessable.  The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.  Our common shares are listed on the NASDAQ Global Market under the symbol “OCNF.”

Share History

On September 26, 2006, we issued 1,000 common shares to Basset Holdings Inc., a company controlled by Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. On April 3, 2007, we declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, resulting in Basset Holdings Inc. owning 2,000,000 restricted subordinated shares.

On April 30, 2007, we completed our initial public offering of 12,362,500 common shares, including shares sold pursuant to the exercise of the underwriters’ over-allotment option, the net proceeds of which amounted to $216.8 million.

In May 2007, in connection with employment agreements entered into with two former executive officers, we issued, subject to applicable vesting periods, 31,579 restricted common shares and 63,158 restricted subordinated shares to our former Chief Financial Officer and former Chief Executive Officer, respectively.  On November 30, 2007, following the departure of the Chief Executive Officer and the Chief Financial Officer from the Company, the Company’s Board of Directors compensated the former Chief Executive Officer with 21,053 restricted subordinated shares that had already been vested and the former Chief Financial Officer with 23,685 restricted common shares of which 15,790 vested on January 2, 2008 and 7,895 which vested on April 30, 2008.  The remaining 42,105 restricted subordinated shares and 7,894 common restricted shares, initially granted to the former Chief Executive Officer and Chief Financial Officer, respectively, were cancelled on January 30, 2008.  In April, 2008, we issued to the former Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares pursuant to the April 7, 2008 settlement agreement.  See “Recent Developments” on p. 4 of this prospectus.

In March 2008, we issued 5,150 restricted subordinated shares to a company controlled by our Chief Operating Officer.  In March 2008, we also issued 80,000 restricted subordinated shares to a company controlled by our Chief Executive Officer/Interim Chief Financial Officer, subject to contractual restrictions including applicable vesting periods.

On June 6, 2008, our registration statement on Form F-3 (Registration No. 333-150579), or the Registration Statement, was declared effective.  On June 19, 2008 we entered into a controlled equity offering sales agreement with Cantor Fitzgerald & Co. pursuant to which we appointed Cantor Fitzgerald & Co. as our agent for the offer and sale of common shares, from time to time, under our Registration Statement.  On June 19, 2008, we filed a prospectus supplement under Rule 424(b) of the Securities Act pursuant to which we may offer and sell up to 4,000,000 common shares.  We will pay to Cantor Fitzgerald & Co., as our agent, a commission of up to 2.5% on the gross sale proceeds for sales made in “at the market” offerings.  We began issuances and sales under the controlled equity offering on July 1, 2008, and as of October 29, 2008, we have issued and sold 2,173,000 common shares under this program.

On August 14, 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008.  This dividend payment satisfied the test under our Amended and Restated Articles of Incorporation for early conversion of all of our subordinated shares into common shares on a one-for-one basis.  As a result, all 2,085,150 subordinated shares were converted into 2,085,150 common shares on August 15, 2008.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, as of April 30, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 20% of the company's common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of  the company's common stock. The rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the company's common stock, or the expiration date. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Dividends

While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for dry-dockings and working capital, as our board of directors may determine. Our target dividend is $0.77 per common share, although the Board of Directors may change this amount in its sole discretion.  However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends.  We paid a partial dividend in the amount of $0.39 per share to shareholders in August 2007 in respect of the second quarter of 2007, a dividend in the amount of $0.5125 per share to shareholders in November 2007 in respect of the third quarter of 2007 and a dividend in the amount of $0.77 per share to shareholders in February 2008 in respect of the fourth quarter of 2007.  In May 2008, we paid a dividend in the amount of $0.77 per share in respect of the first quarter of 2008, and in August 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from our operating surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof; but in case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus as liquidating dividends.

Operating Surplus

Operating surplus means the greater of zero and the amount equal to:

●	$5.0 million (which may be increased to $10.0 million as described below); plus

●
all of our cash receipts after the completion of our initial public offering, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels (except to the extent the proceeds from such dispositions exceed the initial purchase price or contributed value of the vessel subject to the disposition, which excess amount shall be treated as operating surplus) and (7) sales or other dispositions of other assets other than in the normal course of business; plus

●
interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

●
interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued, to finance the construction projects described in the immediately preceding bullet; less

●
all of our cash expenditures after the completion of our initial public offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends, such expenditures are hereinafter referred to as Operating Expenditures; less

●
cash capital expenditures incurred after the completion of our initial public offering to maintain our vessels and other assets including dry-docking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose, such capital expenditures are hereinafter referred to as Maintenance Capital Expenditures; less

●	the amount of cash reserves established by our board of directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.

The $5.0 million amount in the first bullet point above may be increased by our board of directors to $10.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares.

As described above, our operating surplus, for determining whether we are paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $10.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

Our Amended and Restated Articles of Incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our board of directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends

In general, liquidating dividends will only be generated from:

●	borrowings;

●	sales of debt and equity securities;

●
sales or other dispositions of vessels (except to the extent the proceeds from such dispositions are treated as operating surplus in accordance with clause (6) of the second bullet point under “—Operating Surplus” above); and

●	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

We do not expect to pay liquidating dividends.

Adjustment of Base Dividend

The base dividend is subject to downward adjustment in the case of liquidating dividends. The base dividend amount will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the liquidating dividend. So long as the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend level.

Voting Rights

The holders of the common shares are entitled to one vote per share on each matter requiring the approval of the holders of our common shares, whether pursuant to our Articles, our Bylaws, the Marshall Islands Business Corporation Act or otherwise.  Our directors shall be elected by a plurality vote of the common shares. A majority of the common shares in the aggregate shall constitute a quorum.  Any preferred shares shall have whatever voting rights are provided on their issuance.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to any holders of preferred shares having liquidation preferences, the holders of all classes of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The powers, preferences and rights of holders of all classes of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Blank Check Preferred Stock

Our Amended and Restated Articles of Incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

●	the voting rights, if any, of the holders of the series.

Other Matters

Our Amended and Restated Articles of Incorporation and By-laws.  Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors, or by the Chairman, or by our President. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The board of directors may change the number of directors only by a vote of at least 66 2/3% of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment.  Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions.  Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-Takeover Provisions of our Charter Documents.  Several provisions of our Amended and Restated Articles of Incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

As discussed above, under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our Amended and Restated Articles of Incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our Amended and Restated Articles of Incorporation and by-laws prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation and by-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Amended and Restated Articles of Incorporation and our by-laws provide that only our Board of Directors, or our Chairman, or our President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Stockholders Rights Agreement

We have entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent. See “Stockholders Rights Agreement” above.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” we have included these provisions in our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

●
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

●
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

●
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

●	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

SELLING SHAREHOLDERS

This prospectus relates to the proposed sale from time to time of up to 2,085,150 common shares held by the selling shareholders named in the table below. We have filed the registration statement of which this prospectus forms a part in order to permit the selling shareholders or their respective transferees, donees, pledgees or successors-in-interest to offer these shares for resale from time to time.

The 2,085,150 common shares covered by this prospectus were acquired by the selling shareholders through the following events.

On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, leaving Basset with 2,000,000 subordinated shares.

On March 24, 2008, we issued 5,150 subordinated shares, par value $0.01 per share, to Seabert Shipping Co., or Seabert, a company controlled by our Chief Operating Officer, Mr. Michael Gregos, pursuant to a consultancy agreement under which Seabert provides us with business development services.

On March 27, 2008, we issued 80,000 subordinated shares, par value $0.01 per share, to Steel Wheel Investments Limited, or Steel Wheel, a company controlled by Mr. Antonis Kandylidis, pursuant to our equity incentive plan and pursuant to a consultancy agreement under which Steel Wheel provides us with business development services.

Together the above three shareholders, Basset, Seabert, and Steel Wheel, owned all of our 2,085,150 subordinated shares.  Under our Amended and Restated Articles of Incorporation, the subordination period terminated following the dividend payment made on August, 14, 2008.  As a result, on August 15, 2008, all of the 2,085,150 subordinated shares were converted on a one-for-one basis into 2,085,150 common shares.

The following table sets forth certain information with respect to the selling shareholders and their beneficial ownership of common shares.  The table is based upon information provided by the selling shareholders.  The table assumes that all the shares being offered by the selling shareholder pursuant to this prospectus are ultimately sold in the offering. The selling shareholders may sell some, all or none of their shares covered by this prospectus and as a result the actual number of shares that will be held by the selling shareholders upon termination of the offering may exceed the minimum number set forth in the table.

Name of Selling Shareholders	Number of shares Beneficially Owned Prior to the Offering (1)	Ownership Percentage Prior to the Offering	Maximum Number of shares Being Offered	Minimum Number of shares to be Beneficially Owned Upon Termination of the Offering	Ownership Percentage Upon Termination of the Offering

Basset Holdings Inc.(2)	2,000,000	12.0%	2,000,000	0	0%

Steel Wheel Investments Limited (3)	80,000	*	80,000	0	0%

Seabert Shipping Co. (4)	5,150	*	5,150	0	0%

Total	2,085,150	12.5%	2,085,150	0	0%

*	Less than one percent
(1)	For purposes of this table, beneficial ownership is computed pursuant to Rule 13d-3 under the Exchange Act.
(2)
Basset Holdings Inc. is owned and controlled by Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer, and its registered address is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

(3)
Steel Wheel Investments Limited is controlled by Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer, and its registered address is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

(4)	Seabert Shipping Co. is controlled by Mr. Michael Gregos, our Chief Operating Officer, and its registered address is: 80 Broad Street, Monrovia, Liberia.

PLAN OF DISTRIBUTION

Sales of Securities by the Selling Shareholders

Common shares covered by this prospectus may be offered and sold by the selling shareholders, or by transferees, assignees, donees, pledgees or other successors-in-interest of such shares received after the date of this prospectus from a selling shareholder, directly or indirectly through brokers-dealers, agents or underwriters on the NASDAQ Global Market, the existing trading market for our common shares, or any other stock exchange, market or trading facility on which such shares are traded, or through private transactions.  Common shares covered by this prospectus may be sold by any method permitted by law, including, without limitation, one or more of following transactions:

●	ordinary brokerage transactions or transactions in which the broker solicits purchasers;

●	purchases by a broker or dealer as principal and the subsequent resale by such broker or dealer for its account;

●	block trades, in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

●	through the writing of options on the shares, whether such options are listed on an options exchange or otherwise;

●	the disposition of the shares by a pledgee in connection with a pledge of the shares as collateral to secure debt or other obligations;

●	an exchange distribution in accordance with the rules of the applicable stock exchange;

●	through privately negotiated transactions;

●	through the settlement of short sales entered into after the date of this prospectus;

●	by agreement with a broker-dealers to sell a specified number of shares at a stipulated price per shares; and

●	a combination of any such methods of sale.

The selling shareholders may also transfer their shares by means of gifts, donations and contributions.  Subject to certain limitations under rules promulgated under the Securities Act, this prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the shares received by them, directly or through brokers-dealers or agents and in private or public transactions.

The selling shareholders may sell their shares at market prices prevailing at the time of sale, at negotiated prices, at fixed prices or without consideration by any legally available means.  The aggregate net proceeds to the selling shareholders from the sale of their shares will be the purchase price of such shares less any discounts, concessions or commissions received by broker-dealers or agents.  We will not receive any proceeds from the sale of any shares by the selling shareholders.

The selling shareholders and any broker-dealers or agents who participate in the distribution of their common shares may be deemed to be “underwriters” within the meaning of the Securities Act.  Any commission received by such broker-dealers or agent on the sales and any profit on the resale of share purchased by broker-dealers or agent may be deemed to be underwriting commissions or discounts under the Securities Act.  As a result, we have informed the selling shareholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling shareholders in the market.  The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of their common shares against certain liabilities, including liabilities arising under the Securities Act.

To the extent required with respect to a particular offer or sale of common shares by a selling shareholder, we will file a prospectus supplement pursuant to Section 424(b) of the Securities Act, which will accompany this prospectus, to disclose:

●	the number of shares to be sold;

●	the purchase price;

●	the name of any broker-dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses; and

●	any other relevant information.

The selling shareholders are acting independently of us in making decisions with respect to the timing, price, manner and size of each sale.  We have not engaged any broker-dealer or agent in connection with the sale of common shares held by the selling shareholders, and there is no assurance that the selling shareholders will sell any or all of their shares. We have agreed to make available to the selling shareholders copies of this prospectus and any applicable prospectus supplement and have informed the selling shareholders of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers prior to any sale to them.

We have agreed to pay all expenses in connection with the registration of the common shares offered hereby, except that the selling shareholders shall be responsible for any underwriting discounts or commissions attributable to the sale of the common shares.

The selling shareholders may also sell all or a portion of their common shares in open market transactions under Section 4(1) of the Securities Act including transactions in accordance with Rule 144 promulgated thereunder, rather than under the shelf registration statement of which this prospectus forms a part.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$1,562.72
Blue sky fees and expenses	$______*
Printing and engraving expenses	$______*
Legal fees and expenses	$______*
Accounting fees and expenses	$______*
Transfer Agent fees	$______*
Miscellaneous	$______*

Total	$______*

*	To be provided by amendment or as an exhibit to Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York.

EXPERTS

The consolidated financial statements of OceanFreight Inc. appearing in OceanFreight Inc.’s Annual Report on Form 20-F for the year ended December 31, 2007, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission.  You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.  Further information about our company is available on our website at http://www.oceanfreightinc.com.  The information on our website shall not be incorporated into this prospectus.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it.  This means that we can disclose important information to you by referring you to those filed documents.  The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act:

●
Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 7, 2008, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

●
Our current report on Form 6-K furnished to the Commission on August 13, 2008, which includes our Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements and related information and data as of and for the period ended June 30, 2008.

●
The description of our securities contained in our Registration Statement on Form F-1, (File No. 333- 141958) as amended, filed with the SEC on April 18, 2007 and any amendment or report filed for the purpose of updating that description.

●	Registration Statement on Form 8-A12B filed with the Commission on April 30, 2008.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain Reports on Form 6-K that we submit to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.  In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The Selling Shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only.  Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

OceanFreight Inc.
Attn: Antonis Kandylidis
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece
(011) (30) 210 614 0283

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish semi-annual reports containing selected unaudited financial data for the first six months of each fiscal year.  The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods.  As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we intend to furnish proxy statements to any shareholder in accordance with the rules of the NASDAQ Global Market, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.  In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

2,085,150 Common Shares

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.  Indemnification of Directors and Officers.

(1)           The Amended and Restated Articles of Incorporation of the Registrant provide as follows:

(a)           The Corporation shall indemnify, to the full extent permitted by law, any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to be the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b)           The Corporation shall indemnify, to the full extent permitted by law, any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was properly brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court having proper jurisdiction shall deem proper.

(c)           To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections (a) or (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

(d)           Any indemnification under sections (a) or (b) above (unless ordered by a court having proper jurisdiction) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made:

(i)                by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or

(ii)                if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

(iii)                by the shareholders.

(e)           Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this section.

(f)           The indemnification and advancement of expenses provided by, or granted pursuant to, this Article M shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g)           The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this section.

(h)           For purposes of this section, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i)           For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this section.

(j)           The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw of the Corporation, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1)           Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)           Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)           When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)           Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)           Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)           Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)           Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 9.  Exhibits

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which immediately precedes such exhibits and is incorporated herein by reference.

Item 10.  Undertakings.

The undersigned registrant hereby undertakes:

(a) Pursuant to Rule 415 of the Securities Act,

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included is to contained in reports filed with or furnished to the Commission that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) under the Securities Act that is part of this Registration Statement,

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 under the Securities Act of 1933 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) – (6)  Not applicable.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) – (g) Not applicable.

(h)
(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) – (l) Not Applicable.

Exhibit Index

Exhibit Number	Description

1.1	Underwriting Agreement for Common Shares*

4.1	Form of Common Stock Certificate (1)

4.2	Stockholders Rights Agreement dated as of April 30, 2008, between the Company and American Stock Transfer & Trust Company, as Rights Agent (2)

5.1
Form of Opinion of Seward & Kissel LLP, United States and Marshall Islands Counsel to the Company as to the Validity of the Common Shares of the Selling Shareholders and the Preferred Share Purchase Rights

8.1	Form of Opinion of Seward & Kissel LLP, with respect to certain tax matters (3)

23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained in signature page)

*	To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 of the Registrant and incorporated by reference into this Registration Statement.

(1)	Incorporated herein by reference to Exhibit 4.1 to the Registration Statement of OceanFreight Inc. on Form F-1, Registration No. 333-141958 filed with the SEC on April 18, 2007.

(2)	Incorporated herein by reference to Exhibit 4.2 to the Registration Statement of OceanFreight Inc. on Form 8-A12B, Registration No. 001-33416 filed with the SEC on April 30, 2008.

(3)           Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece, on October 30, 2008.

OCEANFREIGHT INC.

/s/ ANTONIS KANDYLIDIS
By:	Antonis Kandylidis
Title:	Chief Executive Officer/Interim Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Antonis Kandylidis, Michael Gregos, Gary J. Wolfe and Robert E. Lustrin his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Amendment to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons on October 30, 2008 in the capacities indicated.

Signature	Title	Date

/s/Antonis Kandylidis	Director, President, Chief	October 30, 2008
Antonis Kandylidis	Executive Officer and Interim Financial Officer
(Principal Executive Officer and
Principal Financial Officer)

/s/ John Liveris	Chairman and Director	October 30, 2008
John Liveris

/s/ Harry G. Kerames	Director	October 30, 2008
Harry G. Kerames

/s/ Konstandinos Kandylidis	Director	October 30, 2008
Konstandinos Kandylidis

/s/ Stephen Souras	Director	October 30, 2008
Stephen Souras

/s/ Solon Dracoulis	Chief Accounting Officer and Treasurer	October 30, 2008
Solon Dracoulis	(Principal Accounting Officer)

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this Amendment to the Registration Statement in the City of Newark, State of Delaware, on October 30, 2008.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director
Authorized Representative in the United States

SK 25754 0002 923643 v4H